UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GIBRALTAR INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Commission File Number 0-22462

Delaware	16-1445150
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3556 Lake Shore Road, P.O. Box 2028 Buffalo, New York	14219-0228
(Address of principal executive offices)	(Zip Code)

Kenneth W. Smith – Senior Vice President and Chief Financial Officer – (716) 826-6500

(Name and telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Gibraltar Industries, Inc. (“Gibraltar” or “the Company”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are necessary to the functionality or production of the Company’s products into which these minerals have been incorporated. Rule 13p-1 established under the Securities Exchange Act of 1934 defines these minerals as “conflict minerals” and, as a result, the Company is required to conduct in good faith, a reasonable country of origin inquiry with respect to the source of these minerals. Accordingly, Gibraltar is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine whether the conflict minerals used in our products originated in the Democratic Republic of the Congo or adjoining countries.

Conflict Minerals Disclosure

The Company has engaged and is continuing to engage in a due diligence process, including surveying our direct suppliers via an industry-standard based survey template for conflict minerals, to try to determine the sources of the conflict minerals, used in our products and which are purchased through a complex supply chain.

Based on the results of our due diligence efforts, Gibraltar does not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form.

A copy of Gibraltar’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publically available at www.gibraltar1.com under the heading “Investor Info” and the sub-heading “SEC filings” section.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GIBRALTAR INDUSTRIES, INC.

/s/ Timothy F. Murphy
Timothy F. Murphy
Vice President, Treasurer and Secretary

Date: May 30, 2014

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